UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-38773

CHINA SXT PHARMACEUTICALS, INC.

(Translation of registrant’s name into English)

178 Taidong Rd North, Taizhou

Jiangsu, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On March 7, 2023, China SXT Pharmaceuticals, Inc., a British Virgin Islands company (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued the Investor an unsecured promissory note on March 7, 2023 in the original principal amount of $2,126,666.67 (the “Note”), convertible into ordinary shares, $0.08 par value per share, of the Company (the “Ordinary Shares”), for $2,000,000.00 in gross proceeds.

The Note bears interest at a rate of 6% per annum compounding daily. All outstanding principal and accrued interest on the Note will become due and payable twelve months after the purchase price of the Note is delivered by Purchaser to the Company (the “Closing Date”). The Note includes an original issue discount of $126,666.67 along with $20,000.00 for Investor’s fees, costs and other transaction expenses incurred in connection with the purchase and sale of the Note. The Company may prepay all or a portion of the Note at any time by paying 120% of the outstanding balance elected for pre-payment. The Investor has the right to redeem the Note at on the earlier of the date that is six (6) months from the Closing Date and the effective date of the first prospectus supplement filed in connection with the Note, subject to maximum monthly redemption amount of $550,000.00. Redemptions may be satisfied in cash or Ordinary Shares at the Company’s election. However, the Company will be required to pay the redemption amount in cash, in the event there is an Equity Conditions Failure (as defined in the Note). If Company chooses to satisfy a redemption in Ordinary Shares, such Ordinary Shares shall be issued at a redemption conversion price of the lower of (i) the Lender Conversion Price (as defined in the Note) which is initially $0.60 and (ii) 80% of the average of the lowest VWAP during the fifteen (15) trading days immediately preceding the redemption notice is delivered. In addition, the Investor agreed that in any given calendar week (being from Sunday to Saturday of that week), the number of Ordinary Shares sold by it in the open market will not be more than fifteen percent (15%) of the weekly trading volume for the Ordinary Shares during any such week.

Under the Purchase Agreement, while the Note is outstanding, the Company agreed to keep adequate public information available and maintain its Nasdaq listing. Upon the occurrence of a Trigger Event (as defined in the Note), the Investor shall have the right to increase the balance of the Note by 15% for Major Trigger Event (as defined in the Note) and 5% for Minor Trigger Event (as defined in the Note).

In addition, the Note provides that upon occurrence of an Event of Default, the interest rate shall accrue on the outstanding balance at the rate equal to the lesser of 15% per annum or the maximum rate permitted under applicable law.

In addition, until the earlier of (i) the date that is six (6) months from the Closing Date and (ii) the date that Company has filed one (1) or more prospectus supplement(s) relating to the sale of up to $2,126,666.67 of Ordinary Shares, the Company should, within than three (3) trading days after at least $100,000.00 becomes available for the Company to register its securities in accordance with General Instruction I.B.5 of Form F-3, file a prospectus supplement to its registration statement on Form F-3 (File No. 333-252664) (the “Shelf”), provided that, each prospectus supplement should at least register $100,000.00 of Ordinary Shares. In any event, Company agreed to cause at least one prospectus supplement to the Shelf to be filed in connection with the Note on or before March 24, 2023.

The obligation of the Company to file prospectus supplements for registration statement will continue until the $2,126,666.67 of Ordinary Shares issuable upon conversion of the Note are registered on an effective registration statement. In the event the $2,126,666.67 of Ordinary Shares have not been registered under the Shelf by the date that is six (6) months from the Closing Date, then on such date the Outstanding Balance will automatically increase by an amount equal to five percent (5%) multiplied by the portion of original principal amount that was not registered under the Shelf.

On March 9, 2023, the transaction contemplated by the Purchase Agreement was closed as all the closing conditions of as set forth therein have been satisfied.

The issuances of the Note was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended. The foregoing descriptions of the Purchase Agreement and the Note are summaries of the material terms of such agreements, do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreement and the Note, which are attached hereto as Exhibits 10.1 and 10.2.

This current report on form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-252664).

Exhibits

Exhibit No.	Description

10.1	Form of Securities Purchase Agreement
10.2	Form of Convertible Promissory Note

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 23, 2023

China SXT Pharmaceuticals, Inc.

By:	/s/ Feng Zhou
Name:	Feng Zhou
Title:	Chief Executive Officer

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